02027758

P.E 4-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
APR 2 5 2002
080

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

PROCESSED
MAY 0 7 2002
THOMSON
FINANCIAL

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

1041668

China Southern Airlines Company Limited (the "Company") on April 15, 2002 published in two Asian local newspapers its preliminary announcement on the annual results of the Company for the year ended December 31, 2001 (the "Announcement") together with a Notice of Annual General Meeting and on April 14, 2002 distributed to local news services a press release (the "Press Release") showing the highlights of the Announcement. A copy of the Announcement and the Press Release is included in this Form 6-K of the Company.

2001 Annual

The Board of Directors of China Southern Airlines Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December, 2001, prepared in accordance with International Accounting Standards ("IAS"), together with the comparative figures for the corresponding period of 2000 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2001 RMB'000	2000 RMB'000	2001 HK$'000	2001 US$'000	2001 vs 2000 Increase/ (decrease) %
		For the year ended 31 December,				
Traffic revenue:						
Passenger		15,055,496	13,254,714	14,195,263	1,819,044	13.6
Cargo and mail		1,406,036	1,451,445	1,325,699	169,881	(3.1)
		16,461,532	14,706,159	15,520,962	1,988,925	11.9
Other operating revenue		418,126	472,159	394,235	50,519	(11.4)
Total operating revenue	3	16,879,658	15,178,318	15,915,197	2,039,444	11.2
Operating expenses:						
Flight operations		6,905,628	6,109,021	6,511,058	834,356	13.0
Maintenance		2,014,579	1,758,581	1,899,471	243,407	14.6
Aircraft and traffic servicing		2,297,521	2,069,114	2,166,246	277,592	11.0
Promotion and sales		1,540,780	1,377,682	1,452,744	186,161	11.8
General and administrative		892,233	809,225	841,253	107,802	10.3
Depreciation and amortisation		1,814,974	1,863,789	1,711,271	219,290	(2.6)
Other		13,270	8,805	12,512	1,603	50.7
Total operating expenses	5	15,478,985	13,996,217	14,594,555	1,870,211	10.6
Operating profit		1,400,673	1,182,101	1,320,642	169,233	18.5
Non-operating income/(expenses):						
Share of associated companies' results		53,077	45,949	50,044	6,413	15.5
Share of jointly controlled entity's results		(4,034)	—	(3,804)	(487)	—
(Loss)/gain on sale of fixed assets	4	(55,889)	372,596	(52,696)	(6,753)	(115.0)
Interest income		49,878	90,283	47,028	6,026	(44.8)
Interest expense	5	(933,717)	(1,074,236)	(880,367)	(112,814)	(13.1)
Exchange gain, net		296,777	318,502	279,820	35,857	(6.8)
Other, net		(11,509)	(3,965)	(10,850)	(1,390)	190.3
Total net non-operating expenses		(605,417)	(250,871)	(570,825)	(73,148)	141.3
Profit before taxation and minority interests	5	795,256	931,230	749,817	96,085	(14.6)
Taxation	6	(320,519)	(338,907)	(302,205)	(38,726)	(5.4)
Profit before minority interests		474,737	592,323	447,612	57,359	(19.9)
Minority interests		(134,512)	(90,552)	(126,827)	(16,252)	48.5
Profit attributable to shareholders		340,225	501,771	320,785	41,107	(32.2)
Basic earnings per share	7	RMB 0.10	RMB 0.15	HK$0.10	US$0.012	(32.2)

Notes:

1 **Company background**

The Company was established in the People's Republic of China (the "PRC") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of Southern Airlines (Group) (the "SA Group"), a state-owned enterprise which is under the supervision and control of the Civil Aviation Administration of China (the "CAAC"). Pursuant to the Reorganisation, the Company assumed the airline and airline-related businesses together with the relevant assets and liabilities from the SA Group in consideration of which 2,200,000,000 domestic shares with a par value of RMB1.00 each were allocated by the Company on 25 March, 1995 to the SA Group. On the same date, the SA Group became the holding company of the Company.

In July 1997, the Company successfully listed its H Shares and American Depository Shares ("ADS") (each ADS representing 50 H Shares) on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the New York Stock Exchange, respectively.

2 **Basis of preparation**

The audited consolidated profit and loss account of the Group for periods presented include the results of the companies comprising the Group. All significant intercompany transactions and balances have been eliminated on consolidation.

The principal accounting policies adopted in the preparation of the Group's consolidated results for the 2001 financial year are consistent with those adopted in preparing the Group's consolidated results for the 2000 financial year.

The audited consolidated profit and loss account has been prepared in accordance with IAS, which differs in certain material respects from the accounting principles generally accepted in the United States of America ("U.S. GAAP"). Differences which have a significant effect on the consolidated profit attributable to shareholders for the year ended 31 December, 2001 and on the shareholders' equity as at that date are set out in Note 11 below.

3 Turnover

The Group is principally engaged in the provision of passenger, cargo and mail airline services in the domestic, Hong Kong regional and international markets, with flights operating primarily from the Guangzhou Baiyun International Airport which is both the main hub of the Group's route network and the location of its corporate headquarters.

Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. The breakdown of the Group's turnover and operating profit by geographic region for the year is as follows:

	Domestic *RMB'000*	Hong Kong regional *RMB'000*	*International *RMB'000*	Total *RMB'000*
2001				
Traffic revenue	12,924,892	1,182,492	2,354,148	16,461,532
Other operating revenue	359,895	58,231	—	418,126
	13,284,787	1,240,723	2,354,148	16,879,658
Operating profit	1,090,154	219,686	90,833	1,400,673
2000				
Traffic revenue	11,458,704	1,197,883	2,049,572	14,706,159
Other operating revenue	361,524	16,479	94,156	472,159
	11,820,228	1,214,362	2,143,728	15,178,318
Operating profit	899,082	179,640	103,379	1,182,101

*. *Mainly routes between the PRC and Asian countries, the United States of America, Netherlands and Australia.*

4 (Loss)/gain on sale of fixed assets

(Loss)/gain on sale of fixed assets represents:

	Note	2001 *RMB'000*	2000 *RMB'000*
Aircraft	(a)	59,855	377,817
Staff quarters	(b)	(110,723)	—
Flight equipment and others		(5,021)	(5,221)
		(55,889)	372,596

(a) Pursuant to certain sale and leaseback arrangements, the Group sold two Airbus 320-200 aircraft and four Boeing 757-200 aircraft respectively during 2001 and 2000 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of seven to eight years. For the year ended 31 December, 2001, the Group recognised a profit of RMB59,855,000 (2000: RMB377,817,000), being the excess of the sale proceeds which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs.

(b) In accordance with a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and the SA Group, the SA Group agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000,000 to the SA Group for a ten-year period effective from 1 January, 1995.

During the year, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the respective employees in accordance with the relevant PRC housing reform policy. The excess of the cost of these additional quarters over the considerations received by the Group from the employees of RMB110,723,000 was charged to expenses for the year.

5 Profit before taxation and minority interests

	2001 *RMB'000*	2000 *RMB'000*
Profit before taxation and minority interests is arrived at after charging:		
Operating expenses		
Jet fuel	3,548,860	3,240,129
Aircraft maintenance	1,844,836	1,602,235
Routes	4,104,870	3,659,312
Depreciation		
owned assets	1,260,020	1,238,465
assets held under finance leases	542,442	606,814
Amortisation of deferred expenditure	12,512	18,510
Operating lease charges		
aircraft and flight equipment	1,912,832	1,615,574
land and buildings	91,857	97,551
Staff costs		
salaries, wages and welfare	1,272,249	1,139,808
contributions to retirement schemes	77,833	68,829
Office and administration	472,613	426,771
Auditors' remuneration	7,400	7,400
Other	330,661	274,819
	15,478,985	13,996,217
Interest expense		
Interest on bank and other loans wholly repayable within five years	148,554	82,675
Interest on other loans	169,703	245,994
Finance charges on obligations under finance leases	620,687	745,567
Less: borrowing costs capitalised	(5,227)	—
Net interest expense	933,717	1,074,236
and after crediting:		
Aircraft lease income	65,486	110,635
Amortisation of gains on sale and leaseback transactions	15,379	23,065
Dividend income from unlisted investments	2,704	3,359

6 Taxation

Taxation in the consolidated profit and loss account represents:

	2001 *RMB'000*	2000 *RMB'000*
PRC income tax	37,032	59,297
Share of taxation of associated companies and jointly controlled entity	8,085	12,024
	45,117	71,321
Deferred taxation expense	275,402	267,586
	320,519	338,907

Results

Pursuant to the income tax rules and regulations of the PRC, the Group is liable to PRC income tax at a rate of 33%.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the PRC government and the relevant overseas governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss. The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

7 **Basic earnings per share**

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders of RMB340,225,000 (2000: RMB501,771,000) and the weighted average number of shares in issue during the year of 3,374,178,000 (2000: 3,374,178,000).

8 **Dividends**

No interim dividend was paid during the year ended 31 December, 2001 (2000: Nil).

Pursuant to a resolution passed at a directors' meeting on 12 April, 2002, a final dividend of RMB0.02 (2000: Nil) per share totalling RMB67,484,000 (2000: Nil) was proposed for shareholders' approval at the forthcoming annual general meeting. This final dividend proposed after 31 December, 2001 has not been recognised as a liability at that date.

9 **Reserves**

	Statutory surplus reserve (note a) *RMB'000*	Statutory public welfare fund (note b) *RMB'000*	Discretionary surplus reserve (note c) *RMB'000*
Balance at 1 January, 2001	381,216	219,877	63,852
Transferred from consolidated profit and loss account	10,651	5,563	6,015
Balance at 31 December, 2001	391,867	225,440	69,867

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfers to this reserve must be made before distribution of a dividend to shareholders.

(c) The usage of discretionary surplus reserve is similar to that of statutory surplus reserve.

10 **Convenient translation**

The audited consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0606 and US$1.00 to RMB8.2766, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2001. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2001 or on any other date.

11 **Supplementary information for North American shareholders**

Effects on consolidated profit attributable to shareholders and shareholders' equity of significant differences between IAS and U.S. GAAP are summarised below.

	For the year ended 31 December, 2001 *RMB'000*	2000 *RMB'000*	2001 *US$'000*
Consolidated profit attributable to shareholders under IAS	340,225	501,771	41,107
Approximate U.S. GAAP adjustments:			
Sale and leaseback accounting	54,254	(281,101)	6,555
Capitalised interest	18,000	(11,300)	2,175
Reversal of additional depreciation arising from the revaluation of fixed assets	65,000	68,000	7,854
Deferred tax effects	(50,369)	66,440	(6,086)
Approximate consolidated profit attributable to shareholders under U.S. GAAP	427,110	343,810	51,605
Approximate basic earnings per share under U.S. GAAP	RMB0.13	RMB0.10	US$0.015
*Approximate basic earnings per ADS under U.S. GAAP**	RMB6.33	RMB5.09	US$0.765

* *Approximate basic earnings per ADS is calculated on the basis that one ADS is equivalent to 50 H shares.*

	As of 31 December, 2001 *RMB'000*	2000 *RMB'000*	2001 *US$'000*
Shareholders' equity under IAS	9,221,663	8,881,438	1,114,185
Approximate U.S. GAAP adjustments:			
Sale and leaseback accounting	(486,325)	(540,579)	(58,759)
Capitalised interest	412,494	394,494	49,838
Revaluation of fixed assets upon Reorganisation, net of depreciation	(253,348)	(318,348)	(30,610)
Deferred tax asset adjustment on revaluation of fixed assets upon Reorganisation	80,888	115,993	9,773
Deferred tax effects	22,933	38,197	2,771
Approximate shareholders' equity under U.S. GAAP	8,998,305	8,571,195	1,087,198

REVIEW OF OPERATIONS

The following table sets forth certain financial information and operating data by geographic region for the years ended 31 December, 2000 and 2001:

	For the year ended 31 December, 2001	2000	2001 vs 2000 Increase/ (decrease) (%)
Traffic			
Revenue passenger kilometres (RPKs) (million)			
— Domestic	19,447	16,974	14.6
— Hong Kong regional	1,060	1,074	(1.3)
— International	4,550	3,605	26.2
Total	25,057	21,653	15.7
Revenue tonne kilometres (RTKs) (million)			
— Domestic	2,217	1,941	14.2
— Hong Kong regional	105	107	(1.9)
— International	712	565	26.0
Total	3,034	2,613	16.1
Passengers carried (thousand)			
— Domestic	16,499	14,450	14.2
— Hong Kong regional	1,409	1,444	(2.4)
— International	1,213	957	26.8
Total	19,121	16,851	13.5
Cargo and mail carried (thousand tonnes)			
— Domestic	348	308	13.0
— Hong Kong regional	14	15	(6.7)
— International	36	30	20.0
Total	398	353	12.7
Capacity			
Available seat kilometres (ASKs) (million)			
— Domestic	31,393	28,345	10.8
— Hong Kong regional	1,690	1,744	(3.1)
— International	6,981	5,742	21.6
Total	40,064	35,831	11.8
Available tonne kilometres (ATKs) (million)			
— Domestic	3,622	3,322	9.0
— Hong Kong regional	185	198	(6.6)
— International	1,317	1,087	21.2
Total	5,124	4,607	11.2
Load factors			
Passenger load factor (RPK/ASK) (%)			
— Domestic	61.9	59.9	3.3
— Hong Kong regional	62.7	61.6	1.8
— International	65.2	62.8	3.8
Total	62.5	60.4	3.5
Overall load factor (RTK/ATK) (%)			
— Domestic	61.2	58.4	4.8
— Hong Kong regional	56.8	54.0	5.2
— International	54.1	52.0	4.0
	59.2	56.7	4.4
Yield			
Yield per RPK (RMB)			
— Domestic	0.62	0.62	—
— Hong Kong regional	1.06	1.06	—
— International	0.41	0.43	(4.7)
	0.60	0.61	(1.6)
Yield per RTK (RMB)			
— Domestic	5.83	5.90	(1.2)
— Hong Kong regional	11.26	11.19	0.6
— International	3.31	3.63	(8.8)
	5.43	5.63	(3.6)
Fleet			
Total number of aircraft in service at year end			
— Boeing	91	89	2.2
— Airbus	20	20	—
Total	111	109	1.8
Overall utilisation rate (hours per day)			
— Boeing	9.2	8.8	4.5
— Airbus	8.9	8.2	8.5
	9.1	8.7	4.6
Cost			
— Operating cost per ASK (RMB)	0.39	0.39	—
— Operating cost per ATK (RMB)	3.02	3.04	(0.7)

(A joint stock limit

The Group recorded a net profit of RMB340 million for 2001, as compared to a net profit of RMB502 million for 2000. The Group's operating revenue increased by RMB1,702 million or 11.2% from RMB15,178 million in 2000 to RMB16,880 million in 2001. Passenger load factor increased by 2.1 percentage point from 60.4% in 2000 to 62.5% in 2001. Passenger yield (in passenger revenue per RPK) decreased by 1.6% from RMB0.61 in 2000 to RMB0.60 in 2001. Average yield (in traffic revenue per RTK) decreased by 3.6% from RMB5.63 in 2000 to RMB5.43 in 2001. Operating expenses increased by RMB1,483 million or 10.6% from RMB13,996 million in 2000 to RMB15,479 million in 2001. Of the increase in operating expenses, an approximate amount of RMB243 million was attributable to the increase in aircraft repair and maintenance expense and the remaining amount of approximately RMB1,240 million was primarily due to operational growth. As operating revenue increased more than operating expenses, operating profit increased by 18.5% from RMB1,182 million in 2000 to RMB1,401 million in 2001. The Group's net non-operating expenses increased by 141.3%, from RMB251 million in 2000 to RMB605 million in 2001, mainly reflecting a drop in gain on sale of aircraft under sale and leaseback transactions of RMB318 million and a loss on sale of staff quarters of RMB111 million. Overall, the Group's net profit decreased by 32.2%, from RMB502 million in 2000 to RMB340 million in 2001.

Operating Revenue

Substantially all of the Group's operating revenue is attributable to airline operations. Traffic revenue in 2001 and 2000 accounted for 97.5% and 96.9% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 91.5% and 8.5% respectively of total traffic revenue in 2001. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines that operate flights in and out of airports in Southern China (including the airports in Guangzhou, Shenzhen, Xiamen and Wuhan), air catering services and aircraft lease income.

Operating revenue increased by 11.2% from RMB15,178 million in 2000 to RMB16,880 million in 2001. This increase was primarily due to a 13.6% rise in passenger revenue from RMB13,255 million in 2000 to RMB15,056 million in 2001, primarily as a result of higher traffic volume. The total number of passengers carried increased by 13.5% to 19.12 million passengers in 2001. RPKs increased by 15.7% from 21,653 million in 2000 to 25,057 million in 2001, primarily as a result of an increase in passengers carried. However, passenger yield decreased by 1.6% from RMB0.61 in 2000 to RMB0.60 in 2001, primarily as a result of a fall in the average fares of international passenger traffic.

Domestic passenger revenue, which accounted for 80.1% of total passenger revenue in 2001, increased by 14.2% from RMB10,564 million in 2000 to RMB12,068 million in 2001. For the Group's domestic routes, passenger traffic in RPKs increased by 14.6%, while passenger capacity in ASKs increased by 10.8%, resulting in a 2.0 percentage point increase in passenger load factor, or an increase of 3.3% from 2000. Passenger yield remained unchanged at RMB0.62.

Hong Kong passenger revenue, which accounted for 7.5% of total passenger revenue, decreased by 1.3% from RMB1,143 million in 2000 to RMB1,128 million in 2001. For Hong Kong flights, passenger traffic in RPKs decreased by 1.3%, while passenger capacity in ASKs decreased by 3.1% resulting in a 1.1 percentage point increase in passenger load factor, or an increase of 1.8% from 2000. Passenger yield remained unchanged at RMB1.06.

International passenger revenue, which accounted for 12.4% of total passenger revenue, increased by 20.2% from RMB1,548 million in 2000 to RMB1,860 million in 2001. For international flights, passenger traffic in RPKs increased by 26.2%, while passenger capacity in ASKs increased by 21.6%, resulting in a 2.4 percentage point gain in passenger load factor, or an increase of 3.8% from 2000. Passenger yield decreased by 4.7% from RMB0.43 in 2000 to RMB0.41 in 2001, principally as a result of larger fare discounts being offered on the long-haul flights, especially on the two new routes to Australia, with a view to establishing the market share.

Cargo and mail revenue, which accounted for 8.5% of the Group's total traffic revenue and 8.3% of total operating revenue, decreased by 3.1% from RMB1,451 million in 2000 to RMB1,406 million in 2001. This decrease was primarily due to increased competition in domestic and international markets. In order to maintain its market share, larger discounts were given by the Group, resulting in a drop of yield per RTK of 17.4%.

Other operating revenue decreased by 11.4% from RMB472 million in 2000 to RMB418 million in 2001. This decrease was primarily due to a drop in aircraft lease income of RMB45 million.

Operating Expenses

Total operating expenses in 2001 amounted to RMB15,479 million, representing an increase of 10.6% or RMB1,483 million over 2000, primarily due to the combined effect of the growth in operations and increases in operating lease rentals and repair and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 92.2% in 2000 to 91.7% in 2001 as the increase in operating revenue exceeded the increase in operating expenses.

Flight operation expenses, which accounted for 44.6% of total operating expenses, increased by 13.0% from RMB6,109 million in 2000 to RMB6,906 million in 2001, primarily as a result of an increase in fuel costs, operating lease rentals, catering expenses, aircraft insurance costs and labour costs for flight personnel. Fuel costs, which accounted for 51.4% of flight operations expenses, increased by 9.5% from RMB3,240 million in 2000 to RMB3,549 million in 2001 as a result of the traffic capacity growth. Operating lease rentals increased by 18.4% from RMB1,616 million in 2000 to RMB1,913 million in 2001, due primarily to the full year effect of five Boeing 737-300/37K aircraft wet leased from Zhongyuan Airlines commencing in 2000. Catering expenses increased by 14.5% from RMB484 million in 2000 to RMB554 million in 2001, reflecting primarily an increase in number of passengers carried. Aircraft insurance costs increased by 44.7% from RMB85 million in 2000 to RMB123 million in 2001, due largely to a rise in aircraft insurance premiums levied on PRC airlines by the People's Insurance (Property) Company of China as a result of the 911 incident. Labour costs for flight personnel increased by 14.1% from RMB576 million in 2000 to RMB657 million in 2001, due largely to an increase in flight hours as well as an increase in bonuses for flight personnel.

Maintenance expenses which accounted for 13.0% of total operating expenses, increased by 14.6% from RMB1,759 million in 2000 to RMB2,015 million in 2001. The increase was primarily attributable to a 15.2% increase in aircraft maintenance and repair charges from RMB1,602 million in 2000 to RMB1,845 million in 2001, mainly as a result of the effect of fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 14.8% of total operating expenses, increased by 11.0% from RMB2,069 million in 2000 to RMB2,298 million in 2001. The increase was resulted from a 10.3% rise in landing and navigation fees from RMB1,955 million in 2000 to RMB2,157 million in 2001, as the number of flights increased.

Promotional and marketing expenses, which accounted for 10.0% of total operating expenses, increased by 11.8% from RMB1,378 million in 2000 to RMB1,541 million in 2001. The increase was due to a 11.2% increase in commission and bonuses paid to sales agents, which was resulted from a rise in traffic revenue and increased competition.

General and administrative expenses, which accounted for 5.9% of total operating expenses, increased by 10.3% from RMB809 million in 2000 to RMB892 million in 2001. This was mainly due to an increase in staff salaries and welfare benefits of 10.9% from RMB357 million in 2000 to RMB396 million in 2001 and increased scale of operations.

Depreciation and amortisation, which accounted for 11.7% of total operating expenses, decreased by 2.6% from RMB1,864 million in 2000 to RMB1,815 million in 2001. This was primarily as a result of the disposal of four Boeing 757-200 aircraft and two Airbus 320-200 aircraft under sale and leaseback transactions in 2000 and 2001 respectively and full depreciation of certain old flight equipment during 2001.

Operating Profit

Operating profit increased by 18.5% from RMB1,182 million in 2000 to RMB1,401 million in 2001, as operating revenue increased by RMB1,702 million or 11.2% from 2000, while operating expenses increased by RMB1,483 million or 10.6% over the same period.

Non-operating Income/(Expenses)

Interest expense decreased by 13.1% from RMB1,074 million in 2000 to RMB934 million in 2001, mainly reflecting the scheduled debt repayments during the year.

Interest income decreased by 44.8% from RMB90 million in 2000 to RMB50 million in 2001. This was mainly attributable to a decrease in domestic deposit rates as well as a fall in cash balances.

The Group recognised a net loss on sale of fixed assets of RMB56 million in 2001, mainly resulting from the net effect of a loss of RMB111 million on disposal of staff quarters and a gain of RMB60 million on disposal of two Airbus 320-200 aircraft under sale and leaseback arrangements.

During 2001, the Group recorded a net exchange gain of RMB297 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen depreciation. Such amount comprised mostly unrealised translation gains.

Taxation

The Group is subject to PRC income tax at a rate of 33%.

Taxation expense decreased by 5.4% from RMB339 million in 2000 to RMB321 million in 2001, reflecting primarily a decrease in profit before taxation. A deferred tax asset of RMB176 million was recognised at 31 December, 2001 in respect of the unrelieved PRC tax losses brought forward from prior years. Such tax losses are available for carry-forward to offset against future PRC taxable profits for a maximum period of 5 years.

Minority Interests

Minority interests increased by 48.5% from RMB91 million in 2000 to RMB135 million in 2001, primarily as a result of an increase in net profits of the Group's Airline Subsidiaries.

DIVIDENDS

No interim dividend was paid during the year ended 31 December, 2001 (2000: Nil).

Pursuant to a resolution passed at a directors' meeting on 12 April, 2002, a final dividend of RMB0.02 (2000: Nil) per share totalling RMB67,484,000 (2000: Nil) was recommended to be paid to shareholders on the Registers of Members on 25 May, 2002, subject to shareholders' approval at the forthcoming annual general meeting.

SHARE CAPITAL STRUCTURE

As at 31 December, 2001, the total share capital of the Company was 3,374,178,000 shares, of which approximately 65.2% (2,200,000,000 domestic shares) is held by the SA Group and approximately 34.8% (1,174,178,000 H shares) is held by Hong Kong and overseas shareholders.

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2001, the following shareholders had an interest of 10% or more in the Company's shares:

Name	Number of Shares	Approximate Percentage of the Total Number of Shares
SA Group	2,200,000,000 domestic shares	65.20%
HKSCC Nominees Limited	1,145,217,999 H shares	33.94%

The following persons have informed the Company that the Company's H shares held by them as at 31 December, 2001 in CCASS's stock accounts of HKSCC Nominees Limited were more than 10% of the total number of H shares issued by the Company.

Name	Number of H Shares	Approximate Percentage of the Total Number of H Shares
The Hongkong and Shanghai Banking Corporation Limited	446,834,797	38.06%
CEF Brokerage Ltd	194,336,000	16.55%
Standard Chartered Bank	156,831,432	13.36%

Save for the information disclosed above, as at 31 December, 2001, the Company is not aware of any interests which are required to be reported pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) (the "SDI Ordinance").

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during 2001.

USE OF PROCEEDS FROM H SHARE OFFERING

As stated in the 2000 Annual Report of the Company, as of 31 December, 2000, the Company had RMB529 million remaining from the proceeds of the Company's initial public offering. During the year ended 31 December, 2001, RMB489 million of the remaining proceeds were used for the following purposes:

1. Approximately RMB478 million for the exercise of purchase options on three Boeing 757-200 aircraft; and
2. Approximately RMB11 million for various projects including the development of the computerised accounting system.

Consistent with the disclosure in the Prospectus of the Company dated July 1997, the Company intends to use the remaining proceeds of RMB40 million (held as at 31 December, 2001 as short-term deposits with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution and an associated company of the Group) for various projects, including the development of the computerised accounting system.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors of the Company confirm that in the year ended 31 December, 2001, the Group was in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules issued by the Hong Kong Stock Exchange.

中国南方航空
CHINA SOUTHERN

'ted company incorporated in the People's Republic of China with limited liability)

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors, Supervisors and Senior Management of the Company as of the date of this announcement were as follows:

Name	Age	Position
Yan Zhi Qing	60	Chairman of the Board of Directors
Wang Chang Shun	45	Vice Chairman of the Board of Directors; President
Li Feng Hua	52	Director; Vice President
Wang Shao Xi	61	Director
Zhang Rui Ai	61	Director
Zhou Yong Jin	59	Director
Xu Jie Bo	37	Director; Chief Financial Officer
Wu Rong Nan	60	Director
Simon To	50	Independent Non-Executive Director
Peter Lok	66	Independent Non-Executive Director
Wei Ming Hai	38	Independent Non-Executive Director
Liang Hua Fu	60	Chairman of the Supervisory Committee
Gan Yu Hua	74	Supervisor
Li Qi Hong	54	Supervisor
Jiang Ping	52	Vice President
Li Kun	42	Vice President
Yuan Xin An	45	Vice President
Zheng En Ren	57	Vice President
Yang Guang Hua	49	Vice President
Su Liang	40	Company Secretary

In an extraordinary general meeting held on 16 April, 2001, it was resolved that the resignation of Mr. Yu Yan En, Mr. Han Ma Zhang, Mr. Hu Yun Qi, Mr. Huo Di An, Mr. Liu Wen Bo and Mr. Tong Kai Sheng as directors of the Company was approved. It was also resolved that Mr. Gao Shang Quan ceased as a director of the Company upon expiry of his term of directorship. Mr. Wang Chang Shun, Mr. Zhou Yong Jin, Mr. Xu Jie Bo, Mr. Peter Lok and Mr. Wei Ming Hai were elected as directors of the Company during the same meeting. In addition, Mr. Yan Zhi Qing, Mr. Li Feng Hua, Mr. Wang Shao Xi, Mr. Zhang Rui Ai, Mr.Wu Rong Nan and Mr. Simon To were re-appointed as directors of the company upon expiry of their respective term of directorship.

Mr. Yan Zhi Qing and Mr. Wang Chang Shun were elected as the chairman and vice chairman of the Board of Directors of the Company respectively at the meeting of the Board of Directors on 17 April, 2001. Mr. Xu Jie Bo was appointed as the chief financial officer of the Company following the resignation of Mr. Liu Wen Bo during the same meeting.

On 12 April 2002, the Board of Directors by resolutions appointed Mr. Yuan Xin An, Mr. Zheng En Ren and Mr. Yang Guang Hua respectively as Vice President of the Company.

EQUITY INTERESTS IN THE COMPANY HELD BY THE DIRECTORS AND SUPERVISORS

As at 31 December, 2001, none of the Directors or Supervisors of the Company held any interest in the Company or any associated corporation of the Company, which is required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance, or which is required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register of the Company.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on 16 April, 2001. Except for such service contracts, none of the Directors or Supervisors of the Company has entered or has proposed to enter into any other service contract with the Company or its subsidiaries. None of the Directors or Supervisors and the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN CONTRACTS

In 2001, none of the Directors and Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

The Company and the SA Group have entered into a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997. The SA Group shall receive certain fees for providing or causing to be provided to the Group and its employees certain services in relation to employee housing and welfare benefits for a term extending from 22 May, 1997 to 31 December, 2006.

With respect to employee housing services, the Services Agreement provides that the SA Group shall sell or rent housing to eligible employees of the Group at lower than market price. As the housing is sold or rented below cost and the construction costs of the leased housing were originally paid by the SA Group, the Company shall pay the SA Group RMB85 million per year, payable quarterly in arrears, for a term of ten years from 1995 to 2004.

In September 2000, the PRC Government issued a notice outlining its reformed policies over the provision of staff housing benefits by PRC enterprises. The notice provides that one-off lump sum cash allowances shall be paid to employees who were eligible for quarters as at 31 December, 1998 but are not allocated with to date. The notice further provides that in future, monthly cash allowances shall be paid in replacement of the allocation of staff quarters to new employees and those employees who were not eligible for quarters as at 31 December, 1998. Detailed timetable and procedures for implementing these policies are to be determined by the provincial or municipal governments based on their respective circumstances.

As of the date of this announcement, the Group has not yet formulated the one-off lump sum cash allowance policies. The Group anticipates that a revision of its existing Services Agreement with the SA Group may be necessary in order to accommodate with the new housing benefit regulations to be effective in the relevant provinces or municipals. However, based on its preliminary evaluation, the Group does not anticipate that the revision of the Services Agreement with the SA Group will have a significant adverse impact on the Group's results or financial position in the foreseeable future.

In addition, pursuant to the Services Agreement, the SA Group shall provide pension fund services to the Group, and provide medical benefits and certain related services to the Group's staff. As regards pension benefits, the Company has agreed to pay the SA Group:

1. an amount equivalent to 13% to 17% of the annual aggregate wages of the employees of the Group in the previous year as its contribution under several retirement pension schemes organised by the PRC Government, which the SA Group has undertaken to submit to the Social Insurance Bureau of the respective provinces in which the Company operates. The schemes will pay pension benefits to retired employees of the Group. The contribution percentages are fixed by the PRC Government and jointly approved by the relevant labour and finance administrative agencies of the PRC Government. No fee or charge shall be payable by the Company to the SA Group;
2. an amount equivalent to 4.5% of the annual aggregate wages of the employees of the Group in the previous year as its contribution under the supplemental pension scheme organised by the SA Group. The scheme will pay pension benefits to retired employees of the Group. In addition, the Company shall pay a management fee to the SA Group for administering the supplemental pension scheme; and
3. fixed annual fees for providing post-retirement medical and other welfare benefits to the current and future retirees of the Group from the effective date of the Services Agreement to 31 December, 2006.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2001, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits against which the Group failed to receive repayments.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in 2001.

By Order of the Board of Directors
Yan Zhi Qing
Chairman of the Board of Directors

The annual report of the Group for the year ended 31 December, 2001 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Hong Kong Stock Exchange's website within four months after the year ended 31 December, 2001.

Guangzhou, the PRC
12 April, 2002

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2001 Annual General Meeting ("AGM") of China Southern Airlines Company Limited (the "Company") will be held at the Company's headquarters at the Guangzhou Baiyun International Airport in the PRC at 9:00 a.m., on Tuesday, June 18, 2002 to consider the following businesses:

1. To consider and approve the Report of the Directors for the year 2001;
2. To consider and approve the Report of the Supervisory Committee for the year 2001;
3. To consider and approve the audited consolidated financial statements for the year 2001;
4. To consider and approve the proposals on dividend distribution and profit appropriation for the year 2001;
5. To consider and approve the reappointment of KPMG as the international auditors and of KPMG Huazhen as the PRC auditors of the Company for the year 2002 and to authorise the Directors to fix the remuneration thereof; and
6. To consider other matters, if any.

By Order of the Board of Directors
Su Liang
Company Secretary

Guangzhou, the PRC
April 12, 2002

Notes:

1. **Eligibility for Attending the AGM**

   Shareholders of the Company who are registered on the registers of shareholders of the Company at the close of business on May 17, 2002 ("Eligible Shareholders") shall have the right to attend the AGM after completing the required registration procedures.

2. **Registration Procedures for Attending the AGM**

   (i) Eligible Shareholders intending to attend the AGM either in person or by proxy must deliver to the Company, on or before May 28, 2002, either in person, by post or by fax, a reply slip for attending the AGM.

   (ii) Holders of H shares of the Company who are Eligible Shareholders and intend to attend the AGM and be listed on the distribution list for final dividends must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited ("HKRL"), the registrar of H shares of the Company, at or before 4:00 p.m. on May 17, 2002.

   (iii) The register of H shares of the Company will be closed from May 19, 2002 to June 17, 2002 (both days inclusive), during which period no transfer of H shares will be registered.

   (iv) When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity together with a notarised copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such legal representative to attend the meeting or letter of authorisation.

3. **Appointing Proxies**

   (i) An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder.

   (ii) A form of proxy shall be used by an Eligible Shareholder or his attorney to appoint a proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

   (iii) To be valid, the notarised power of attorney or other authorisation document(s), together with the proxy form(s), must be delivered, in the case of holders of domestic-invested shares, to the Company and, in the case of holders of H shares, to HKRL, not less than 24 hours before the time designated for the holding of the AGM.

4. **Miscellaneous**

   (i) The AGM is expected to last not more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

   (ii) Hong Kong Registrars Limited is located at:

   2/F, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

   (iii) The registered address of the Company is:

   Baiyun International Airport
   Guangzhou 510405
   PRC

   Telephone No.: (+86) 20-8612 4738
   Facsimile No.: (+86) 20-8665 9040
   Website: www.cs-air.com

香港商報 HONG KONG COMMERCIAL DAILY NEWS
www.hkcd.com.hk

April 15, 2002

二零零一年

中國南方航空股份有限公司(「本公司」)之董事會謹宣佈本公司及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止年度按國際會計準則(「國際會計準則」)編製的經審核之合併業績報告，以及二零零零年同期的比較數字如下：

合併損益表

	附註	截至十二月三十一日止年度 二零零一年 人民幣千元	二零零零年 人民幣千元	二零零一年 港元千元	二零零一年 美元千元	二零零一年比二零零零年 增長／(減少)%
運輸收入：						
客運收入		15,055,496	13,254,714	14,195,263	1,819,044	13.6
貨郵收入		1,406,036	1,451,445	1,325,699	169,881	(3.1)
		16,461,532	14,706,159	15,520,962	1,988,925	11.9
其他經營收入		418,126	472,159	394,235	50,519	(11.4)
經營收入總額	3	16,879,658	15,178,318	15,915,197	2,039,444	11.2
營運開支：						
航班營運		6,905,628	6,109,021	6,511,058	834,356	13.0
維修		2,014,579	1,758,581	1,899,471	243,407	14.6
飛機及運輸服務		2,297,521	2,069,114	2,166,246	277,592	11.0
宣傳及銷售		1,540,780	1,377,682	1,452,744	186,161	11.8
行政及管理		892,233	809,225	841,253	107,802	10.3
折舊及攤銷		1,814,974	1,863,789	1,711,271	219,290	(2.6)
其他		13,270	8,805	12,512	1,603	50.7
營運開支總額	5	15,478,985	13,996,217	14,594,555	1,870,211	10.6
經營利潤		1,400,673	1,182,101	1,320,642	169,233	18.5
非經營收入／(開支)：						
應佔聯營公司之業績		53,077	45,949	50,044	6,413	15.5
應佔合營公司之業績		(4,034)	—	(3,804)	(487)	—
出售固定資產之(損失)／利潤	4	(55,889)	372,596	(52,696)	(6,753)	(115.0)
利息收入		49,878	90,283	47,028	6,026	(44.8)
利息支出	5	(933,717)	(1,074,236)	(880,367)	(112,814)	(13.1)
匯兌收益淨額		296,777	318,502	279,820	35,857	(6.8)
其他，淨額		(11,509)	(3,965)	(10,850)	(1,390)	190.3
非經營開支淨額		(605,417)	(250,871)	(570,825)	(73,148)	141.3
除稅及少數股東權益前利潤	5	795,256	931,230	749,817	96,085	(14.6)
稅項	6	(320,519)	(338,907)	(302,205)	(38,726)	(5.4)
除少數股東權益前利潤		474,737	592,323	447,612	57,359	(19.9)
少數股東權益		(134,512)	(90,552)	(126,827)	(16,252)	48.5
股東應佔利潤		340,225	501,771	320,785	41,107	(32.2)
每股基本盈利	7	人民幣0.10元	人民幣0.15元	港元0.10	美元0.012	(32.2)

附註：

1. 公司背景

本公司於一九九五年三月二十五日在中華人民共和國(「中國」)成立為一間股份有限公司，作為受中國民用航空總局(「中國民航總局」)監管的國有企業南方航空(集團)公司(「南航集團」)重組(「重組」)的一部分。根據有關之重組，本公司承繼南航集團的航空業務和相關業務，及有關的資產和負債，代價是由本公司於一九九五年三月二十五日向南航集團配售2,200,000,000股每股面值人民幣1.00元的內資股。南航集團於同日成為本公司的控股公司。

在一九九七年七月份，本公司的H股及美國存股證券(「美國存股證券」)(每張美國存股證券代表50股H股)均成功地分別在香港聯合交易所有限公司(「香港聯交所」)和紐約證券交易所掛牌。

2. 編製基準

本集團呈示期間的經審核合併損益表包括了構成本集團的各公司的業績，合併報表中所有重大的公司間內部交易和結餘已被沖銷。

本集團在編製二零零一財政年度的合併業績時所採用的主要會計政策，與編製本集團二零零零財政年度的合併業績所採用的主要會計政策一致。

經審核的合併損益表乃依照國際會計準則編製，該準則在若干重大方面與美國公認會計準則(「美國公認會計準則」)有所不同。基準差異對截至二零零一年十二月三十一日止年度的股東應佔合併利潤和於該日的股東權益所產生的重大影響已在附註11說明。

3. 營業額

本集團主要從事提供國內、香港地區及國際客運、貨運及郵運服務，其航班主要在廣州白雲國際機場起降，此乃本集團之航線網絡樞紐及本公司總部之所在地。

營業額包括來自航空業務及相關業務在扣除銷售稅及中國民航總局基礎設施建設基金供款後所得之收入。本集團按地區劃分的經營收入總額和經營利潤分析如下：

下：

	國內 人民幣千元	香港地區 人民幣千元	國際* 人民幣千元	合計 人民幣千元
二零零一年				
運輸收入	12,924,892	1,182,492	2,354,148	16,461,532
其他經營收入	359,895	58,231	—	418,126
	13,284,787	1,240,723	2,354,148	16,879,658
經營利潤	1,090,154	219,686	90,833	1,400,673
二零零零年				
運輸收入	11,458,704	1,197,883	2,049,572	14,706,159
其他經營收入	361,524	16,479	94,156	472,159
	11,820,228	1,214,362	2,143,728	15,178,318
經營利潤	899,082	179,640	103,379	1,182,101

* 主要指中國與亞洲國家、美國、荷蘭及澳大利亞之間的航線。

4. 出售固定資產之（損失）／利潤

出售固定資產之（損失）／利潤代表：

	註	二零零一年 人民幣千元	二零零零年 人民幣千元
飛機	(a)	59,855	377,817
員工宿舍	(b)	(110,723)	—
飛行設備及其他		(5,021)	(5,221)
		(55,889)	372,596

註：

(a) 根據在二零零零年及二零零一年訂立之若干出售及售後租回安排，本集團分別出售了四架波音757-200飛機及兩架空中客車320-200飛機予獨立第三者，並隨即與該等第三者達成經營性租賃租回該等飛機，租期為七至八年。截至二零零一年十二月三十一日止年度，本集團把此等出售及售後租回安排所得的收益，即出售收入減飛機之賬面淨值及有關出售費用後之金額人民幣59,855,000元（二零零零年：人民幣377,817,000元），作為利潤處理。飛機的出售收入接近飛機在出售日的公平價值。

(b) 根據本公司與南航集團於一九九七年五月二十二日訂立的一份綜合服務協議（「服務協議」），南航集團同意在有需要時為本集團合資格的員工提供足夠的宿舍；而本集團則同意自一九九五年一月一日起每年向南航集團繳付一筆為數人民幣85,000,000元的固定年費，為期十年。

於本年間，本集團獨自承擔費用為不具備服務協議所規定資格的員工提供宿舍。這些宿舍是根據有關的中國房改政策向該等員工提供的。這些宿舍成本減去本集團向員工收回代價後的餘額人民幣110,723,000元，已列為年度支出。

5. 除稅及少數股東權益前利潤

	二零零一年 人民幣千元	二零零零年 人民幣千元
除稅及少數股東權益前利潤已扣除下列各項：		
營運開支		
燃料	3,548,860	3,240,129
飛機維修	1,844,836	1,602,235
航綫	4,104,870	3,659,312
折舊		
自置資產	1,260,020	1,238,465
以融資性租賃持有之資產	542,442	606,814
遞延開支的攤銷	12,512	18,510
經營性租賃租金		
飛機及飛行設備	1,912,832	1,615,574
土地及建築物	91,857	97,551
員工成本		
薪金及福利開支	1,272,249	1,139,808
退休金計劃供款	77,833	68,829
辦公室及行政費用	472,613	426,771
核數師酬金	7,400	7,400
其他	330,661	274,819
	15,478,985	13,996,217
利息支出		
須於五年內全數償還之銀行及其他貸款的利息支出	148,554	82,675
其他貸款的利息支出	169,703	245,994
融資性租賃負債的財務費用	620,687	745,567
減：資本化的借貸成本	(5,227)	
淨利息支出	933,717	1,074,236
及計入下列各項：		
飛機租賃收入	65,486	110,635
出售及售後租回交易收益之攤銷	15,379	23,065
非上市投資之股息收入	2,704	8,359

干度業績

6. **稅項**

合併損益表上之稅項包括：

	二零零一年 人民幣千元	二零零零年 人民幣千元
中國所得稅	37,032	59,297
佔聯營公司及合營公司的稅項	8,085	12,024
	45,117	71,321
遞延稅項費用	275,402	267,586
	320,519	338,907

根據中國所得稅細則及規例，本集團須按33%的稅率繳納中國所得稅。

就本集團之境外航空業務而言，本集團已根據境外政府與中國政府訂立之雙邊航空協議獲豁免境外稅項，或一直在該等境外地區蒙受稅務虧損，故在本年度並沒有提取任何境外稅項準備。

遞延稅項是按負債法對作財務報表用途的賬面值與作計稅用途的課稅金額之間的所有暫時差異予以計提的，但不包括與資產或負債的最初確認但不影響會計利潤／虧損及應課稅利潤／虧損的差異。可用於抵扣未來課稅利潤的稅務虧損會被確認為遞延稅項資產，並與同一法定稅務單位及司法管轄區有關的遞延稅項負債作抵銷。遞延稅項資產淨額會就不再有可能實現的稅務利益時作相應的調減。

7. **每股基本盈利**

每股基本盈利是根據股東應佔的合併利潤人民幣340,225,000元（二零零零年：人民幣501,771,000元）和年內已發行股份加權平均數3,374,178,000股（二零零零年：3,374,178,000股）計算。

8. **股息**

在截至二零零一年十二月三十一日止年度期間，本公司並沒有派發中期股息（二零零零年：無）。

董事會於二零零二年四月十二日提議本公司派發期末股息，每股人民幣0.02元（二零零零年：無），合共人民幣67,484,000元（二零零零年：無）。此項提議尚待股東將於股東周年大會批准。這於二零零一年十二月三十一日後才提議派發的期末股息並沒有在該日確認為負債。

9. **儲備**

	法定公積金 （註(a)） 人民幣千元	法定公益金 （註(b)） 人民幣千元	任意公積金 （註(c)） 人民幣千元
於二零零一年一月一日之結餘	381,216	219,877	63,852
合併損益表轉入	10,651	5,563	6,015
於二零零一年十二月三十一日之結餘	391,867	225,440	69,867

註：

(a) 根據中國公司法與本公司及其若干附屬公司之公司章程規定，本公司及有關附屬公司須將每年除稅後淨利潤的10%撥入法定公積金，直至該公積金結餘相等於註冊股本之50%。除稅後利潤是按照有關中國會計準則計算。在提撥法定公積金前不得分發股息。

法定公積金可用以彌補以往年度虧損（如有），亦可按現有持股比例發行新股予股東或增加股東所持股份的面值而轉換為股本，但轉換後之結餘不可少於註冊股本的25%。

(b) 根據中國公司法與本公司及其若干附屬公司之公司章程規定，本公司及有關附屬公司須將每年除稅後淨利潤的5%至10%撥入法定公益金。除稅後利潤是按照中國會計準則計算。這基金只可用於本公司及有關附屬公司職工之集體福利上，例如興建宿舍、飯堂及其他員工福利設施。這項基金除清盤外不得分發。在提撥法定公益金前，不得分發股息。

(c) 任意公積金的用途與法定公積金類似。

10. **匯率折算**

經審核的合併損益表以中國法定貨幣人民幣（「人民幣」）為計算單位。為方便讀者對照，表中以人民幣表示的金額已按中國人民銀行於二零零一年十二月三十一日營業時間結束時公佈的買入價和賣出價的中間價，1港元兌人民幣1.0606元和1美元兌人民幣8.2766元分別折算為港元（「港元」）和美元（「美元」）。但這並不表明人民幣金額可以按二零零一年十二月三十一日或其他日期的此等兌換率或任何其他兌換率兌換成港元或美元。

11. **對北美股東的補充資料**

以下總括了國際會計準則和美國公認會計準則之重要差異對股東應佔合併利潤和股東權益構成的影響。

	截至十二月三十一日止年度		
	二零零一年 人民幣千元	二零零零年 人民幣千元	二零零一年 美元千元
按國際會計準則編製之股東應佔合併利潤	340,225	501,771	41,107
按美國公認會計準則所作之大約調整：			
出售及售後租回交易的收益攤銷	54,254	(281,101)	6,555
利息資本化	18,000	(11,300)	2,175
沖銷固定資產重估帶來的額外折舊	65,000	68,000	7,854
遞延稅項影響	(50,369)	66,440	(6,086)
按美國公認會計準則編製之大約股東應佔合併利潤	427,110	343,810	51,605
按美國公認會計準則編製之大約每股基本盈利	人民幣0.13元	人民幣0.10元	美元0.015
按美國公認會計準則編製之大約每份美國存股證券基本盈利*	人民幣6.33元	人民幣5.09元	美元0.765

* 大約每份美國存股證券基本盈利是以一份美國存股證券相等於50股H股來計算。

	於十二月三十一日		
	二零零一年	二零零零年	二零零一年
	人民幣千元	人民幣千元	美元千元
按國際會計準則編製之股東權益	9,221,663	8,881,438	1,114,185
按美國公認會計準則所作之大約調整：			
出售及售後租回交易的收益攤銷	(486,325)	(540,579)	(58,759)
利息資本化	412,494	394,494	49,838
重組時所作出的固定資產重估，扣除折舊	(253,348)	(318,348)	(30,610)
重組時所作出的固定資產重估而對遞延稅項資產影響的調整	80,888	115,993	9,773
遞延稅項影響	22,933	38,197	2,771
按美國公認會計準則編製之大約股東權益	8,998,305	8,571,195	1,087,198

業務回顧

下表列出截至二零零零年及二零零一年十二月三十一日止年度按地區劃分的若干財務資料及經營數據：

	截至十二月三十一日止年度		二零零一年比二零零零年
	二零零一年	二零零零年	增長／(減少)%
空運量			
收費客公里(RPK)(百萬)			
國內	19,447	16,974	14.6
香港地區	1,060	1,074	(1.3)
國際	4,550	3,605	26.2
合計	25,057	21,653	15.7
收費噸公里(RTK)(百萬)			
國內	2,217	1,941	14.2
香港地區	105	107	(1.9)
國際	712	565	26.0
合計	3,034	2,613	16.1
載客人次(千)			
國內	16,499	14,450	14.2
香港地區	1,409	1,444	(2.4)
國際	1,213	957	26.8
合計	19,121	16,851	13.5
貨運及郵運量(千噸)			
國內	348	308	13.0
香港地區	14	15	(6.7)
國際	36	30	20.0
合計	398	353	12.7
載運力			
可用座位公里(ASK)(百萬)			
國內	31,393	28,345	10.8
香港地區	1,690	1,744	(3.1)
國際	6,981	5,742	21.6
合計	40,064	35,831	11.8
可用噸公里(ATK)(百萬)			
國內	3,622	3,322	9.0
香港地區	185	198	(6.6)
國際	1,317	1,087	21.2
合計	5,124	4,607	11.2
載運率			
客座率(RPK/ASK)(%)			
國內	61.9	59.9	3.3
香港地區	62.7	61.6	1.8
國際	65.2	62.8	3.8
合計	62.5	60.4	3.5
總體載運率(RTK/ATK)(%)			
國內	61.2	58.4	4.8
香港地區	56.8	54.0	5.2
國際	54.1	52.0	4.0
合計	59.2	56.7	4.4

香港商報 HONG KONG COMMERCIAL DAILY NEWS
www.hkcd.com.hk

	截至十二月三十一日止年度 二零零一年	二零零零年	二零零一年比二零零零年 增長／(減少)%
收益			
每收費客公里收益(人民幣)			
國內	0.62	0.62	—
香港地區	1.06	1.06	—
國際	0.41	0.43	(4.7)
合計	0.60	0.61	(1.6)
每收費噸公里收益(人民幣)			
國內	5.83	5.90	(1.2)
香港地區	11.26	11.19	0.6
國際	3.31	3.63	(8.8)
合計	5.43	5.63	(3.6)
機隊			
年終服務中飛機總數			
波音	91	89	2.2
空中客車	20	20	—
合計	111	109	1.8
總體飛機日利用率(小時／日)			
波音	9.2	8.8	4.5
空中客車	8.9	8.2	8.5
合計	9.1	8.7	4.6
成本			
每可用座位公里之營運成本(人民幣)	0.39	0.39	—
每可用噸公里之營運成本(人民幣)	3.02	3.04	(0.7)

本集團於二零零一年錄得淨利潤人民幣3.40億元，而二零零零年的淨利潤則為人民幣5.02億元。本集團的經營收入由二零零零年的人民幣151.78億元增加人民幣17.02億元或11.2%至二零零一年的人民幣168.80億元。客座率由二零零零年的60.4%上升2.1個百分點至二零零一年的62.5%。客運收益(以收費客公里之客運收入計算)由二零零零年的人民幣0.61元減少1.6%至二零零一年的人民幣0.60元。平均收益(以收費噸公里之運輸收入計算)由二零零零年的人民幣5.63元減少3.6%至二零零一年的人民幣5.43元。營運開支則由二零零零年的人民幣139.96億元增加人民幣14.83億元至二零零一年的人民幣154.79億元，增幅為10.6%。其中約人民幣2.43億元營運開支的增加是由於飛機維修開支上漲，其餘約人民幣12.40億元則主要來自營運規模的擴充。由於經營收入增加大於營運開支增加，經營利潤由二零零零年的人民幣11.82億元增加18.5%至二零零一年的人民幣14.01億元。本集團的非經營開支淨額增加141.3%，由二零零零年的人民幣2.51億元增加至二零零一年的人民幣6.05億元，主要由於以出售及售後租回交易方式出售飛機的利潤減少人民幣3.18億元以及出售員工宿舍損失人民幣1.11億元。整體而言，本集團的淨利潤減少32.2%，由二零零零年的人民幣5.02億元減至二零零一年的人民幣3.40億元。

經營收入

本集團的經營收入絕大部分來自航空運輸業務。運輸收入在二零零零年及二零零一年分別佔經營收入的96.9%及97.5%。在二零零一年的運輸收入中，91.5%為客運收入，8.5%則為貨運及郵運收入。本集團的其餘經營收入來自佣金收入、通用航空業務收入、向在華南地區，包括廣州、深圳、廈門及武漢機場經營進出航班的其他中國航空公司提供地面服務的收費、航空配餐服務收費以及飛機租賃收入。

經營收入由二零零零年的人民幣151.78億元增加11.2%至二零零一年的人民幣168.80億元。增加的主要原因是客運收入由二零零零年的人民幣132.55億元增加13.6%至二零零一年的人民幣150.56億元。客運收入增加主要是由於客運量的增加。載客總人次在二零零一年增加13.5%至1,912萬人次。收費客公里由二零零零年的216.53億，增加15.7%至二零零一年的250.57億，主要由於載客人次增加。但是每收費客公里收益卻由二零零零年的人民幣0.61元減少1.6%至二零零一年的人民幣0.60元，主要由於國際客運的平均票價下降所致。

國內客運收入佔總客運收入的80.1%，由二零零零年的人民幣105.64億元增至二零零一年的人民幣120.68億元，上升14.2%。本集團的國內航綫在客運能力(以可用座位公里計算)增加10.8%的同時，以收費客公里計算的客運量亦增加14.6%，使客座率比二零零零年增加2.0個百分點或上升3.3%。每收費客公里收益仍維持在人民幣0.62元。

香港地區客運收入佔總客運收入的7.5%，由二零零零年的人民幣11.43億元減至二零零一年的人民幣11.28億元，即減少1.3%。香港地區航綫在客運能力(以可用座位公里計算)減少3.1%的同時，以收費客公里計算的客運量亦減少1.3%，客座率因而比二零零零年增加1.1個百分點或增加1.8%。每收費客公里收益仍維持在人民幣1.06元。

國際客運收入佔總客運收入的12.4%，由二零零零年的人民幣15.48億元增至二零零一年的人民幣18.60億元，即增加20.2%。國際航綫在客運能力(以可用座位公里計算)增加21.6%的同時，以收費客公里計算的客運量亦增加26.2%，使客座率比二零零零年增加2.4個百分點或上升3.8%。客運收益由二零零零年的人民幣0.43元減少至二零零一年的人民幣0.41元，減幅為4.7%，主要是為了爭取市場佔有率而給予了長途航班較大的價格優惠(尤其是兩條飛往澳洲的新航綫)。

貨運及郵運收入佔本集團總運輸收入的8.5%，佔總經營收入的8.3%，由二零零零年的人民幣14.51億元減至二零零一年的人民幣14.06億元，減幅為3.1%。減少的主要原因是國內及國際市場競爭日趨激烈，為保持市場佔有率，本集團給予了較大運價優惠，使每收費噸公里的收益下跌17.4%。

其他經營收入由二零零零年的人民幣4.72億元減少11.4%至二零零一年的人民幣4.18億元，減少的主要原因是飛機租賃收入減少人民幣0.45億元所致。

營運開支

二零零一年的總營運開支合共人民幣154.79億元，比二零零零年增加人民幣14.83億元或10.6%，主要由於營運規模的增長、經營性租賃租金的增加與及維修開支增加。營運開支佔經營收入的百分比由二零零零年的92.2%減至二零零一年的91.7%。減少的原因是由於經營收入增幅大於營運開支增幅。

航班營運開支佔總營運開支44.6%，由二零零零年的人民幣61.09億元增加13.0%至二零零一年的人民幣69.06億元，主要是由於航空油料成本、飛機經營性租賃租金、航空配餐費、飛機保險費及機組人員的勞務成本的增加。航空油料成本佔航班營運開支的51.4%，由二零零零年的人民幣32.40億元增加9.5%至二零零一年的人民幣35.49億元，主要原因為載運能力增加。飛機經營性租賃租金由二零零零年的人民幣16.16億元增加18.4%至二零零一年的人民幣19.13億元，主要是自二零零零年開始自中原航空公司濕租了五架波音737-300/37K飛機所致。航空配餐開支由二零零零年的人民幣4.84億元增加14.5%至二零零一年的人民幣5.54億元，主要反映乘客人數的增加。飛機保險成本則由二零零零年的人民幣0.85億元增加44.7%至二零零一年的人民幣1.23億元，主要由於九一一事件後，中國人民保險公司向中國的航空公司增收飛機保險費所致。機組人員的勞務成本由二零零零年的人民幣5.76億元增加14.1%至二零零一年的人民幣6.57億元，主要由於飛行小時增加及給予空勤人員的獎金增加。

維修開支佔總營運開支的13.0%，由二零零零年的人民幣17.59億元增加14.6%至二零零一年的人民幣20.15億元。增加之主要原因為近年集團機隊規模擴大，以致飛機維修開支由二零零零年的人民幣16.02億元增加15.2%至二零零一年的人民幣18.45億元。

飛機及運輸服務開支佔總營運開支的14.8%，由二零零零年的人民幣20.69億元增加11.0%至二零零一年的人民幣22.98億元，主要由於隨着航班班次增加，起降及導航費用由二零零零年的人民幣19.55億元增加10.3%至二零零一年的人民幣21.57億元。

宣傳及市場推廣開支佔總營運開支的10.0%，由二零零零年的人民幣13.78億元增加11.8%至二零零一年的人民幣15.41億元，增加的原因是由於運輸收入增加及航空市場競爭加劇導致銷售代理佣金及獎金增加11.2%。

行政管理開支佔總營運開支的5.9%，由二零零零年的人民幣8.09億元增加10.3%至二零零一年的人民幣8.92億元，主要由於薪金及福利增加10.9%，由二零零零年的人民幣3.57億元增加至二零零一年的人民幣3.96億元，以及營運規模擴大。

折舊及攤銷佔總營運開支的11.7%，由二零零零年的人民幣18.64億元減少2.6%至二零零一年的人民幣18.15億元，主要由於分別在二零零零年及二零零一年根據出售及售後租回安排出售了四架波音757-200飛機及兩架空中客車320-200及部份飛行設備已於年內提足折舊所致。

經營利潤

經營利潤由二零零零年的人民幣11.82億元增加18.5%至二零零一年的人民幣14.01億元，原因是經營收入比二零零零年增加人民幣17.02億元或11.2%，而同期的營運開支只增加人民幣14.83億元或10.6%。

非經營收入／(開支)

利息支出由二零零零年的人民幣10.74億元減少13.1%至二零零一年的人民幣9.34億元，減少的原因是部分貸款已如期在年內償還。

利息收入由二零零零年的人民幣0.90億元減少44.8%至二零零一年的人民幣0.50億元，主要由於國內銀行定期存款利率下調和存款減少所致。

本集團在年內因出售固定資產錄得淨虧損人民幣0.56億元，主要由於出售員工宿舍錄得虧損人民幣1.11億元及按出售及售後租回安排出售了兩架空中客車320-200錄得利潤人民幣0.60億元。

二零零一年內，主要由於日圓疲弱，本集團以日圓結算之借貸在滙兑上獲得人民幣2.97億元的淨滙兑收益，該等收益大部分為未實現之賬面換算收益。

稅項

本集團須按33%的稅率繳納中國所得稅。

稅務支出由二零零零年的人民幣3.39億元減少5.4%至二零零一年的人民幣3.21億元，主要原因是除稅前利潤有所減少所致。本集團於二零零一年十二月三十一日就未對銷的以前年度中國稅務虧損記錄了一筆人民幣1.76億元的遞延稅項資產。這筆稅務累計虧損可在五年的期限內抵扣未來的應課中國稅務利潤。

少數股東權益

少數股東權益由二零零零年的人民幣0.91億元增加48.5%至二零零一年的人民幣1.35億元，主要是由於本集團之附屬航空公司淨利潤增加。

股息

截至二零零一年十二月三十一日止年度，本公司並沒有派發中期股息(二零零零年：無)。

董事會於二零零二年四月十二日提議本公司派發期末股息，每股人民幣0.02元(二零零零年：無)，合共人民幣67,484,000元(二零零零年：無)予於二零零二年五月二十五日名列股東名冊之股東。此項提議尚待股東將於股東周年大會批准。

股本結構

於二零零一年十二月三十一日，本公司的總股本數目為3,374,178,000股，其中約65.2%(2,200,000,000股內資股)由南航集團持有，另外約34.8%(1,174,178,000股H股)由香港及境外股東持有。

主要股東

於二零零一年十二月三十一日，以下股東持有本公司10%或以上的股份：

名稱	股份數目	約佔股份總數百分比
南航集團	2,200,000,000內資股	65.20%
香港中央結算(代理人)有限公司	1,145,217,999 H股	33.94%

於二零零一年十二月三十一日，已通知本公司並在香港中央結算(代理人)有限公司的中央結算系統股票戶口內持有本公司H股超過本公司所發行之H股總數10%的中央結算系統參與者如下：

名稱	H股數目	約佔H股總數百分比
香港上海滙豐銀行	446,834,797	38.06%
加怡新亞證券經紀有限公司	194,336,000	16.55%
渣打銀行	156,831,432	13.36%

除上文披露的資料外，在二零零一年十二月三十一日，本公司並不知悉有任何須根據香港法例第396章證券(披露權益)條例(「披露權益條例」)第16(1)條予以申報的權益。

購回、出售和贖回股份

本公司或其任何附屬公司在二零零一年內，概無購回、出售和贖回本公司之股份。

中国南方航空
CHINA SOUTHERN

在中華人民共和國註冊成立的股份有限公司)

H股募集資金的使用

如本公司二零零零年年報所述，於二零零零年十二月三十一日，本公司從初次公開發售股份募集所得資金的餘額為人民幣5.29億元，截至二零零一年十二月三十一日止年度，這等款項中的人民幣4.89億元，已作以下用途：

1. 約人民幣4.78億元用於行使三架波音757-200飛機的購買選擇權；及
2. 約人民幣0.11億元用於各項工程項目，包括本公司計算機財務管理系統。

在二零零一年十二月三十一日，募集資金剩餘的人民幣0.40億元已作為短期存款存入本集團的聯營公司－南航集團財務有限公司，並將按照本公司在其一九九七年七月所派發之招股書中所作的披露，用於其他各項工程項目，包括本公司計算機財務管理系統。

優先購股權

本公司的公司章程和中國法律並無優先購股權的規定，不要求本公司在發售新股時按持股比例向現有股東發售。

遵守最佳行為守則

本公司董事認為，在截至二零零一年十二月三十一日止之年度內，本集團遵守了香港聯交所上市規則附錄14所載之最佳行為守則。

董事、監事及高級管理人員

本公司於本通告發佈之日的董事、監事及高級管理人員為：

姓名	年齡	職位
顏志卿	60	董事長
王昌順	45	副董事長；總經理
李豐華	52	董事；副總經理
王紹熙	61	董事
張瑞靄	61	董事
周用金	59	董事
徐杰波	37	董事；財務總監
吳榮南	60	董事
杜志強	50	獨立非執行董事
樂鞏南	66	獨立非執行董事
魏明海	38	獨立非執行董事
梁華福	60	監事會主席
干玉華	74	監事
李其宏	54	監事
江平	52	副總經理
李昆	42	副總經理
袁新安	45	副總經理
鄭恩仁	57	副總經理
陽廣華	49	副總經理
蘇亮	40	董事會秘書

二零零一年四月十六日，本公司召開臨時股東大會，通過決議，接受于延恩、韓馬章、胡運琦、翟弟安、劉文波、童凱生等先生辭去董事職務，高尚全先生任期已滿不再擔任董事職務；選舉王昌順、周用金、徐杰波、樂鞏南、魏明海等先生為本公司董事；並鑒於顏志卿、李豐華、王紹熙，張瑞靄、吳榮南、杜志強等董事任期將屆滿，選決該等董事繼續連任董事職務。

二零零一年四月十七日，經本公司董事會決議，選舉顏志卿董事為本公司董事長，王昌順董事為副董事長，接受劉文波先生辭去財務總監職務，聘任徐杰波先生為本公司財務總監。

二零零二年四月十二日，經本公司董事會決議，增聘袁新安、鄭恩仁、陽廣華為本公司副總經理。

董事及監事擁有的本公司股本權益

於二零零一年十二月三十一日，沒有任何本公司的董事或監事在本公司或其任何聯營公司擁有根據披露權益條例第28條需要通知本公司及香港聯交所的權益，並且本公司也沒有根據上述條例第29條需要登記的上述權益。

董事及監事服務合約

本公司的所有董事及監事均與本公司訂有自二零零一年四月十六日起為期三年之服務合約。除此以外，本公司或其附屬公司沒有與任何董事或監事訂立或建議訂立服務合約。各董事或監事與本公司概無訂立不可於一年內毋須賠償(法定賠償除外)而終止的服務合約。

董事和監事在合約中的權益

二零零一年內，本公司所有董事及監事均沒有在任何本公司或其附屬公司為合約一方的任何重大合約中持有重大權益。

綜合服務與員工福利

本公司與南航集團於一九九七年五月二十二日簽訂一份綜合服務協議(「服務協議」)，由南航集團為本集團及其員工提供或安排某些關於員工住房及退休福利方面的服務，並收取一定費用。服務年期從一九九七年五月二十二日至二零零六年十二月三十一日。

就員工住房而言，服務協議規定，南航集團以低於市價的水平向本集團的員工出售或出租住房。由於住房以低於成本的價格出售和出租，而出租住房之建築成本最初亦由南航集團支付，本公司須每年向南航集團支付人民幣8,500萬元，按季支付上一季的費用，由一九九五年起至二零零四年止，為期十年。

在二零零零年九月，中國政府就其對中國企業員工住房福利的更新政策發佈了一項通知。該通知列明向在一九九八年十二月三十一日底符合分房資格但至現時仍未獲得住房分配的員工發放一次性的現金補貼。此外，該通知列明在將來按月向新僱員工或於一九九八年十二月三十一日底未符合分房資格之員工發放現金補貼，以替代住房分配。施行這些政策的詳細時間表及程序乃由各省市政府按其實際情況落實。

於本通告發佈之日，本集團仍未制定一次性現金補貼的政策。本集團預期現時與南航集團的服務協議可能需要作出修訂以符合行將在有關省市執行的新住房福利規定。但是，根據本集團的初步評估，本集團並不預期與南航集團的服務協議的修訂會在可見未來對本集團的業績或財務狀況構成重大不利的影響。

此外，根據服務協議，南航集團將為本集團提供退休基金服務，並向本集團員工提供醫療福利及若干有關服務。本公司同意就退休福利向南航集團：

1. 每年支付相等於本集團上一年度僱員工資總額13%至17%的款項，作為幾項由國家統籌的退休金計劃的供款，用於向本集團退休僱員支付退休福利。南航集團已承諾向本集團所在地省社會保險局上繳該供款。供款率是由國家確定，並經國家勞動管理部門及財政管理部門共同批准。本公司毋須向南航集團支付任何費用或收費；
2. 每年支付相等於本集團上一年度僱員工資總額4.5%的款項，作為南航集團統籌的補充退休金計劃的供款，用以向本集團退休僱員支付退休福利。此外，本公司須向南航集團支付管理費，以管理該項補充退休金計劃；以及
3. 自服務協議生效之日起至二零零六年十二月三十一日，每年支付一定數額，用以向本集團目前及將來之退休員工支付退休後之醫療福利及其它福利項目。

委托存款及逾期定期存款

截至二零零一年十二月三十一日，本集團存於金融機構或其他單位的存款沒有包括任何委托存款或已到期但本集團未能取回的定期存款。

重大訴訟

本集團於二零零一年內並未涉入任何重大訴訟或糾紛。

承董事會命
董事長
顏志卿

本集團截至二零零一年十二月三十一日止年度的年報(載有上市規則附錄16第45(1)至第45(3)段所規定的一切資料)，將於截至二零零一年十二月三十一日止年度後四個月內刊登於香港聯交所網頁。

中國•廣州
二零零二年四月十二日

股東週年大會通告

茲通告中國南方航空股份有限公司(「本公司」)謹定於二零零二年六月十八日(星期二)上午九時正，在中國廣州白雲國際機場本公司總部召開本公司二零零一年度股東週年大會(「股東週年大會」)，以便處理下列事項：

1、 審議批准二零零一年度的董事會報告書；
2、 審議批准二零零一年度的監事會報告書；
3、 審議批准二零零一年度的經審核的合併財務報表；
4、 審議批准二零零一年度的股息派發方案及利潤分配方案；
5、 審議批准繼續聘任畢馬威會計師事務所為本公司二零零二年度的國際核數師和畢馬威華振會計師事務所為公司的國內審計師，授權董事會確定其酬金；以及
6、 審議其他必要事宜(如有)。

承董事會命
公司秘書
蘇亮

中國•廣州
二零零二年四月十二日

附註：

1. 出席股東週年大會的資格

凡於二零零二年五月十七日營業時間結束時登記在本公司股東名冊上的本公司股東(「註冊股東」)均有權在履行必要的登記手續後出席股東週年大會。

2. 參加股東週年大會的登記手續

(i) 擬親自或委托代理人出席股東週年大會的註冊股東，必須在二零零二年五月二十八日或之前通過親自交回、郵遞或傳真方式將回條送交至本公司。

(ii) 擬出席股東週年大會及名列於有權獲分派末期股息的分派名單的本公司H股註冊股東，必須將其轉讓文件及有關股票憑證於二零零二年五月十七日下午四時正或以前，送交至本公司H股的登記公司香港證券登記有限公司(「證券登記公司」)。

(iii) 本公司的H股股東名冊將自二零零二年五月十九日至二零零二年六月十七日(包括首尾兩天)期間內停止登記H股轉讓。

(iv) 股東或股東代理人出席股東週年大會時應出示本人的身份證明。公司股東如果派其法人代表出席會議，該法人代表應出示本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表出席會議的經公證的決議或授權書副本。

3. 股東代理人

(i) 註冊股東有權通過填妥代理人表格委托一位或多位代理人代表其出席股東週年大會及投票。代理人不必為本公司股東。

(ii) 代理人必須由股東或股東之委托人以代理人表格委任。如代理人由股東之委托人委任，則授權委托人委任代理人的授權書或其他授權文件必須經過公證。

(iii) 就內資股股東而言，經公證的授權書或其他授權文件及填妥的代理人表格，必須於股東週年大會指定的舉行時間24小時前送達本公司，文件方為有效。就H股股東而言，經公證的授權書或其他授權文件及填妥的代理人表格，必須於股東週年大會指定的舉行時間24小時前送達香港證券登記有限公司，文件方為有效。

4. 其他

(i) 股東週年大會會期預料不會超過一天。參加大會的股東往返食宿費用自理。

(ii) 香港證券登記有限公司的地址為：

香港
德輔道中199號
維德廣場2樓

(iii) 本公司註冊地址為：

中國廣州510405
白雲國際機場

電話：(+86) 20 8612 4738
傳真：(+86) 20 8665 9040
公司網址：www.cs-air.com

Attn: Business Editor

[For Immediate Release]

China Southern Airlines Announces 2001 Annual Results

Operating Revenue Rises 11.2%

- Total operating revenue increased by 11.2% to RMB16,880 million.
- Passenger revenue increased by 13.6% to RMB15, 055 million.
- Profit attributable to shareholders amounted to RMB340 million. (2000: RMB502 million)
- The Board of Directors recommended a final dividend of RMB0.02 per share (tax inclusive). (2000: Nil)

(Hong Kong, 14 April 2002) – China Southern Airlines Company Limited ("China Southern Airlines" or the "Company") together with its subsidiaries (collectively, the "Group") announced the audited consolidated results of the Group for the year ended 31 December 2001 ("the Year"), prepared in accordance with International Accounting Standards ("IAS"). The Group's total operating revenue increased by 11.2% year-on-year to RMB16,880 million in 2001. Profit attributable to shareholders was RMB340 million in 2001, a decrease of 32.2% when compared to 2000. Basic earnings per share was RMB0.10 in 2001 as compared to RMB0.15 in 2000. The Board of Directors of the Company recommended the payment of a final dividend of RMB0.02 per share (tax inclusive).

The increase in operating revenue represents a greater demand for aviation services in 2001. The Company's operating revenue was mainly derived from passenger traffic and cargo and mail traffic. During the Year, passenger revenue increased by 13.6% from RMB 13,255 million in 2000 to RMB15,055 million in 2001. The total number of passengers carried increased by 13.5% to 19.12 million in 2001. Cargo and mail carried (in terms of tonnes) increased by 12.7% to 398,000 tonnes.

.../2

Total operating expenses increased during the Year, mainly due to the combined effect of the growth in operations and increase in operating lease rentals. During the Year, the operating lease rentals increased by 18.4%, primarily due to the full-year effect of five Boeing 737-300/37K aircraft wet leased from Zhongyuan Airlines commencing in 2000. As a result of the 911 incident, aircraft insurance costs increased by 44.7% to RMB123 million. However, total operating expenses as a percentage of total operating revenue decreased from 92.2% in 2000 to 91.7% in 2001 as the increase in operating revenue exceeded the increase in operating expenses, resulting in an increase of 18.5% in operating profit to RMB1,401 million in 2001.

The Company's Chairman Mr. Yan Zhi Qing said, "The continued high prices in jet fuel and keen competition in the local aviation market have presented great challenges to our operation. The Group's management took active measures in optimising its traffic capacity, thus raising the Group's aircraft daily utilization rate by 4.6% to an average of 9.1 hours per day. As such, the traffic capacity of the Group has been adequately enhanced without substantially increasing the number of aircraft, warranting an increase of traffic revenue. Although the Group has faced tremendous pressure from high fuel prices for the past two years, the operating cost per unit of available tonne kilometre remained unchanged in 2000 and decreased by 0.7% in 2001. This demonstrated that the Group managed to improve its management quality and achieved its target of cost control."

Looking towards the future, Mr. Yan said, "2002 is a year of challenges and hopes. The PRC's entry into the World Trade Organization attracts investors from all over the world to China to explore business opportunities. The Group will, in the second half of 2002, take delivery of two new Boeing 747-400 freighters to cope with increasing demand for aviation logistics as a result of the boost in international trade."

.../3

"In the meantime, we have increased the frequency of our flights to and from Korea and Japan, in response to the 2002 FIFA World Cup to be held in these two countries and the passenger traffic growth resulted. With a view to expanding our route network and increasing our market shares, we will continue to take every opportunity to enhance cost controls, further improve our management and deliver better service."

The Group continues to rank first among Chinese airlines in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. As of the year end of 2001, the Group owned 111 aircraft and operated 385 routes, of which 320 were domestic routes, 22 were Hong Kong regional routes and 43 were international routes. The number of hours flown was 365,000 and the total revenue tonne kilometres were 3,034 million. Total number of passengers carried was 19.12 million, approximately accounting for a quarter of the total passengers carried in the aviation industry in the PRC.

-ENDS-

Encl. Consolidated Profit and Loss Account

For enquiries, please contact:
Mr. Su Liang
China Southern Airlines
Tel: (8620) 8621 4738
Fax: (8620) 8665 9040
E-mail: suliang@cs-air.com

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Tel: (852) 2520 2241

China Southern Airlines Company Limited

For the Year Ended 31 December 2001

Consolidated Profit and Loss Account

	2001 RMB'000	2000 RMB'000	2001 HK$'000	2001 vs 2000 Increase/ (decrease)%
Traffic revenue:				
Passenger	15,055,496	13,254,714	14,195,263	13.6
Cargo and mail	1,406,036	1,451,445	1,325,699	(3.1)
	16,461,532	14,706,159	15,520,962	11.9
Other operating revenue	418,126	472,159	394,235	(11.4)
Total operating revenue	16,879,658	15,178,318	15,915,197	11.2
Operating expenses:				
Flight operations	6,905,628	6,109,021	6,511,058	13.0
Maintenance	2,014,579	1,758,581	1,899,471	14.6
Aircraft and traffic servicing	2,297,521	2,069,114	2,166,246	11.0
Promotion and sales	1,540,780	1,377,682	1,452,744	11.8
General and administrative	892,233	809,225	841,253	10.3
Depreciation and amortisation	1,814,974	1,863,789	1,711,271	(2.6)
Other	13,270	8,805	12,512	50.7
Total operating expenses	15,478,985	13,996,217	14,594,555	10.6
Operating profit	1,400,673	1,182,101	1,320,642	18.5
Non-operating income/(expenses):				
Share of associated companies' results	53,077	45,949	50,044	15.5
Share of jointly controlled entity's results	(4,034)	–	(3,804)	–
(Loss)/gain on sale of fixed assets	(55,889)	372,596	(52,696)	(115.0)
Interest income	49,878	90,283	47,028	(44.8)
Interest expense	(933,717)	(1,074,236)	(880,367)	(13.1)
Exchange gain, net	296,777	318,502	279,820	(6.8)
Other, net	(11,509)	(3,965)	(10,850)	190.3
Total net non-operating expenses	(605,417)	(250,871)	(570,825)	141.3
Profit before taxation and minority interests	795,256	931,230	749,817	(14.6)
Taxation	(320,519)	(338,907)	(302,205)	(5.4)
Profit before minority interests	474,737	592,323	447,612	(19.9)
Minority interests	(134,512)	(90,552)	(126,827)	48.5
Profit attributable to shareholders	340,225	501,771	320,785	(32.2)
Basic earnings per share	RMB 0.10	RMB 0.15	HK$0.10	(32.2)

致：經濟版編輯

[即時發布]

南方航空公布 2001 年度業績

經營收入總額上升 11.2%

- 經營收入總額爲人民幣 168.80 億元，較去年同期上升 11.2%。
- 客運收入爲人民幣 150.55 億元，上升 13.6%。
- 股東應佔利潤爲人民幣 3.40 億元。(2000: 人民幣 5.02 億元)
- 董事會建議末期股息爲每股人民幣 2 仙(含稅)。(2000: 無)

(香港，2002 年 4 月 14 日) – 中國南方航空股份有限公司(「南方航空」或「該公司」)今天宣布該公司及其附屬公司(「該集團」)截至 2001 年 12 月 31 日止年度(「年內」)按國際會計準則編制的經審核合併業績。該集團全年經營收入總額爲人民幣 168.80 億元(貨幣單位下同，除特別註明外)，較去年上升 11.2%。2001 年股東應佔利潤爲 3.40 億元，較 2000 年下降 32.2%。每股基本盈利爲 10 分，上年度則爲 15 分。南方航空董事會建議派發末期股息每股 2 仙(含稅)。

南方航空 2001 年度經營收入總額增加反映航空市場需求增加。該公司的經營收入主要來自客運服務和貨運及郵運。年內，客運收入由 2000 年度的 132.55 億元增至 150.55 億元，增幅爲 13.6%。而全年載客總人次則爲 1,912 萬人次，比去年上升 13.5%。貨運及郵運方面，本年的貨運及郵運量(以噸計算)爲 398,000 噸，升幅爲 12.7%。

該集團 2001 年度總營運開支有所增加，主要由於營運規模增長及經營性租賃租金的增加。南方航空自去年向中原航空公司濕租了 5 架波音 737-300/37K 飛機，令經營性租賃租金較去年增加 18.4%。受美國 911 事件影響，飛機保險成本增加

44.7%至 1.23 億元。盡管如此，由於經營收入增幅比營運開支增幅爲大，營運開支佔經營收入的百份比由去年的 92.2%下降至 91.7%，全年經營利潤比去年增長 18.5%至 14.01 億元。

南方航空董事長顏志卿先生表示：「國際油價持續高企及市場競爭激烈爲經營帶來了很大的挑戰，本集團採取了積極的手段調控運力，在飛機數量沒有明顯增加的情況下，把飛機日利用率提升到 4.6%至平均每天 9.1 小時，載運力獲提升之餘亦保證了運輸收入的增長。同時，可用噸公里單位營運成本下降 0.7%，在承受高油價壓力的連續兩年內實現單位成本的持平或負增長，體現了我們提升管理水平，實現成本預算的目標。」

展望未來，顏志卿表示：「2002 年將是充滿發展機遇和挑戰的一年，中國入世後吸引全球投資者來華發掘商機，國際貿易增長帶動航空物流量增加，爲滿足因此而帶來的需求增加，我們將於 2002 下半年引進兩架波音 747-400 全貨機投入服務。此外，我們亦增加了往返韓國和日本的航班，以滿足今屆世界盃足球賽於短期內將增加的客運需求。我們將繼續積極爭取市場機遇、加強成本操控、提高整體管理水平及服務質素，以拓展航線網絡及擴大市場佔有率爲發展目標。」

按載客人數、每周的航班次數、飛行小時、航線網絡和機隊規模計算，南方航空是中國的航空公司中排名第一，所經營的航線網絡也是中國航空公司中最廣泛的。於 2001 年 12 月止，該集團擁有飛機 111 架，經營航線共 385 條，其中國內航線 320 條、香港地區航線 22 條及國際航線 43 條，年內共飛行 36.5 萬飛行小時，運輸總周轉量 30 億 3 千 4 百萬噸公里，運送旅客 1,912 萬人次，佔全國民航旅客運輸量的四分之一。

- 完 -

註：請參看附頁「經審核合併損益表」

如有垂詢，請聯絡：

中國南方航空股份有限公司
蘇亮先生
電話：(8620) 8612 4738
傳真：(8620) 8665 9040
電郵：suliang@cs-air.com

緯思企業傳訊有限公司
黎淑冰小姐 / 呂敏怡小姐
電話：(852) 2520 2201
傳真：(852) 2520 2241

中國南方航空股份有限公司
截至二零零一年十二月三十一日止年度
經審核合併損益表

	二零零一年	二零零零年	二零零一年	二零零一年比二零零零年
	人民幣千元	人民幣千元	港元千元	增長/(減少)%
運輸收入：				
客運收入	15,055,496	13,254,714	14,195,263	13.6
貨郵收入	1,406,036	1,451,445	1,325,699	(3.1)
	16,461,532	14,706,159	15,520,962	11.9
其他經營收入	418,126	472,159	394,235	(11.4)
經營收入總額	16,879,658	15,178,318	15,915,197	11.2
營運開支：				
航班營運	6,905,628	6,109,021	6,511,058	13.0
維修	2,014,579	1,758,581	1,899,471	14.6
飛機及運輸服務	2,297,521	2,069,114	2,166,246	11.0
宣傳及銷售	1,540,780	1,377,682	1,452,744	11.8
行政及管理	892,233	809,225	841,253	10.3
折舊及攤銷	1,814,974	1,863,789	1,711,271	(2.6)
其他	13,270	8,805	12,512	50.7
營運開支總額	15,478,985	13,996,217	14,594,555	10.6
經營利潤	1,400,673	1,182,101	1,320,642	18.5
非經營收入/(開支)：				
應佔聯營公司之業績	53,077	45,949	50,044	15.5
應佔合營公司之業績	(4,034)	—	(3,804)	—
出售固定資產之(損失)/利潤	(55,889)	372,596	(52,696)	(115.0)
利息收入	49,878	90,283	47,028	(44.8)
利息支出	(933,717)	(1,074,236)	(880,367)	(13.1)
匯兌收益淨額	296,777	318,502	279,820	(6.8)
其他，淨額	(11,509)	(3,965)	(10,850)	190.3
非經營開支淨額	(605,417)	(250,871)	(570,825)	141.3
除稅及少數股東權益前利潤	795,256	931,230	749,817	(14.6)
稅項	(320,519)	(338,907)	(302,205)	(5.4)
除少數股東權益前利潤	474,737	592,323	447,612	(19.9)
少數股東權益	(134,512)	(90,552)	(126,827)	48.5
股東應佔利潤	340,225	501,771	320,785	(32.2)
每股基本盈利	人民幣0.10元	人民幣0.15元	港元0.10元	(32.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________________

Name: Su Liang
Title: Company Secretary

Date: April 19, 2002